1 Corporate Way Lansing, MI 48951 517/381-5500

December 16, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust (“Trust”)
File Nos: 033-87244 and 811-8894
CIK No. 0000933691
Accession No. 0000933691-21-000655 EDGAR Submission Type RW Withdrawal Request of the Trust’s Registration Statement on Form N-14 (File No. 333-261680)

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Trust, hereby respectfully requests the withdrawal of a combined Proxy Statement and Registration Statement on Form N-14 (the “Registration Statement”), filed with the U.S Securities and Exchange Commission (the “Commission”) on December 16, 2021 via EDGAR pursuant to Rule 488.

The Trust seeks to withdraw the Registration Statement on Form N-14 due to an inadvertent duplicate submission of the above-referenced filing (File No. 333-261680). This request is on behalf of the Trust and does not attempt to withdraw the original Registration Statement filed by the JNL Series Trust (File No. 333-261678, Accession No. 0000933691-21-000654) relating to this reorganization.

No securities were sold in connection with the offering.

Please contact me at (517) 574-2089 with any questions or comments regarding this matter.

Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Assistant Secretary